UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated September 10, 2025

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 10 September 2025 entitled ‘Vodafone Executive Committee Change’.

10 September 2025

VODAFONE EXECUTIVE COMMITTEE CHANGE

Vodafone Group Plc ("Vodafone") announces that Leanne Wood will step down as Chief Human Resources Officer and as a member of the Vodafone Group Executive Committee, effective 1 January 2026. Leanne will continue to represent Vodafone on the Board of Vodacom Group Limited and the Vantage Towers AG Shareholders' Committee, as she pursues a portfolio career.

Margherita Della Valle, Vodafone Group CEO said: "I want to thank Leanne for her outstanding contribution to Vodafone, our colleagues and our customers. Leanne has played a central role in our mission to change Vodafone through improving the experience for our customers, simplifying our organisation and delivering sustainable growth. I'm delighted she will continue to support both Vodacom and Vantage Towers in non-executive roles and wish her the very best as she pursues this next phase of her career."

Leanne Wood said: "It has been a privilege to hold the role of Chief HR Officer of Vodafone since 2019. Over that time, we have transformed the company together and I'm very proud to have contributed alongside all of our colleagues. With our portfolio now reshaped and Vodafone positioned for multi-year growth, it's the right time for me to conclude my Executive career. I'm delighted that I will continue to be part of Vodafone and look forward to supporting Margherita and the team."

Leanne's successor as Chief HR Officer will be announced before the end of September 2025.

- ends -

For more information, please contact:
Investor Relations:	investors.vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.

We serve over 355 million mobile and broadband customers, operating networks in 15 countries with investments in a further five and partners in over 40 more. Our undersea cables transport around a sixth of the world's internet traffic, and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 215 million IoT connections, and we provide financial services to around 92 million customers across seven African countries - managing more transactions than any other provider.

From the seabed to the stars, Vodafone's purpose is to keep everyone connected.

For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: September 10, 2025	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary